SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: March 3, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation develops generic formulation of diabetes drug Glucotrol XL(r ) for Watson Pharmaceuticals


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: March 5, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4

























                                       Exhibit (a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Stefan Ohlsson
Managing Director
Amarin Development AB
Phone +46 (0)40 539801
stefan.ohlsson@amarindev.se

         AMARIN CORPORATION DEVELOPS GENERIC FORMULATION OF DIABETES
             DRUG GLUCOTROL XL (r ) FOR WATSON PHARMACEUTICALS

     LONDON, United Kingdom, March 5, 2003: Amarin Corporation plc (NASDAQ: AMRN) today confirmed that its Swedish subsidiary, Amarin Development AB, has developed a generic formulation of glipizide extended release tablets, as part of an agreement with Watson Pharmaceuticals, Inc. Glipizide extended release tablets are marketed in the United States under the trade name Glucotrol XL (r ) by Pfizer, Inc. Watson announced on 27th December 2002 that it has filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration seeking approval to market its generic version of Glucotrol XL (r ) tablets 5 mg and 10 mg.

     "This collaboration with Watson Pharmaceuticals demonstrates Amarin's capability of developing technically challenging products such as generic Glucotrol XL (r ). The Watson collaboration, plus other collaborations, including Tanabe for morphine in Japan, demonstrate the strength of Amarin's product development capability," said Rick Stewart, chief executive officer of Amarin.

     Glucotrol XL (r ) (glipizide extended release tablets) is indicated as an adjunct to diet for the control of hyperglycemia in patients with type-2 diabetes. Pfizer reported U.S. Glucotrol XL (r ) sales of approximately $265 million for the twelve months ending September 30, 2002.

     Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar (tm ) (selegiline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's Disease.

     For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.